

Armbrust, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC

Tax - Accounting - Advisory

Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Armbrust, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
October 5th, 2020
Vincenzo Mongio

Statement of Financial Position

Year Ended December 31,

	2018		2019	
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	90	$	(12)
Accounts Receivable	$	-	$	-
Total Current Assets	$	90	$	(12)
TOTAL ASSETS	$	90	$	(12)
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	49	$	49
Other Current Liabilities				
Accrued Liabilities	$	2,532	$	2,532
Total Current Liabilities	$	2,581	$	2,581
TOTAL LIABILITIES	$	2,581	$	2,581
EQUITY				
Common Stock Class B	$	26	$	26
Common Stock Class C	$	15	$	15
Additional Paid in Capital	$	-	$	100
Accumulated Deficit	$	(2,532)	$	(2,734)
Total Equity	$	(2,491)	$	(2,593)
TOTAL LIABILITIES AND EQUITY	$	90	$	(12)

Statement of Operations

Year Ended December 31,

	2018		2019	
Total Revenue	$	-	$	-
Cost of Goods Sold	$	-	$	-
Gross Profit	$	-	$	-
Operating Expenses				
General and Administrative	$	2,400	$	80
Other Expenses	$	132	$	122
Total Operating Expenses	$	2,532	$	202
Net Operating Loss	$	(2,532)	$	(202)

	Statement of Cash Flows	
	Year Ended December 31,	
	2018	**2019**
OPERATING ACTIVITIES		
Net Income	$ (2,532)	$ (202)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	$ 49	$ -
Accrued Liabilities	$ 2,532	$ -
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 2,581	$ -
Net Cash provided by Operating Activities	$ 49	$ (202)
FINANCING ACTIVITIES		
Issuance of Common Stock Class B	$ 26	$ -
Issuance of Common Stock Class C	$ 15	$ -
Additional Paid in Capital	$ -	$ 100
Net Cash provided by Financing Activities	$ 41	$ 100
Cash at the beginning of period	$ -	$ 90
Net Cash increase for period	$ 90	$ (102)
Cash at end of period	$ 90	$ (12)

Statement Changes in Shareholder Equity

	Class B Common Stock		Class C Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Members' Equity
Beginning Balance at 10/28/2018	$ -						
Issuance of Common Stock	3,604,166	$ 26	1,500,000	$ 15	-		41
Net Loss						$ (2,532)	$ (2,532)
Ending Balance 12/31/2018	$ 3,604,166	$ 26	$ 1,500,000	$ 15	$ -	$ (2,532)	$ (2,491)
Beginning Balance 1/1/2019	$ 3,604,166	$ 26	$ 1,500,000	$ 15	$ -	$ (2,532)	$ (2,491)
Additional Paid in Capital	$ -	$ -	$ -	$ -	$ 100		100
Net Loss						$ (202)	$ (202)
Ending Balance 12/31/2019	$ 3,604,166	$ 26	$ 1,500,000	$ 15	$ 100	$ (2,734)	$ (2,593)

4

Armbrust, Inc.
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Armbrust, Inc. ("the Company") was formed on October 29, 2018 under the laws of the State of Delaware. The Company manufactures Medical-grade surgical masks made in Austin, Texas.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and has no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred and are presented in Sales and Marketing.

General and Administrative

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

See Note 7

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000,000 of common shares of which 8,500,000 have been designated Class B and 1,500,000 have been designated Class C with a par value of $0.00001 per share. 3,604,166 shares of class B stock were issued and outstanding as of 2018 and 2019. All 1,500,000 shares of class C stock were issued to the CEO and outstanding as of 2018 and 2019. Class B and C carry the same customary voting rights and privileges associated with common stock. However, only a majority vote by class C holders can approve major changes such as financing and change of control.

Note 6 - Related Party Transactions

The company did not enter into any material related party transactions.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31st, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5th, 2020, the date these financial statements were available to be issued. The company received \$5M in loans in the months after December 31st 2019. The interest rate on the loans ranged from 2% - 5% and contained provisions for royalties after the note balance is satisfied. The current balance on these loans as of the date of these financial statements is \$3.3M. The loans mature in April 2024.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Concentration risk: product

We currently provide a single product offering. If we do not develop successful new products improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.